UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overhill Farms, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690212105

(CUSIP Number)

Lawrence H. Kaplan, 90 Hudson Street, Jersey City, NJ 07302 (201) 827-2269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212105

1.	Names of Reporting Persons: Lord, Abbett & Co. LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 13-5620131

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable.
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,629,061

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,933,675

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,675

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IA
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CUSIP No. 690212105

Item 1.

Security and Issuer

	(a)	Name of Issuer Overhill Farms, Inc., Common Stock, NYSE Ticker: OFI
	(b)	Address of Issuer’s Principal Executive Offices 2727 East Vernon AvenueVernon, CA 90058

Item 2.

Identity and Background

	(a)	Name of Person Filing Lord, Abbett & Co. LLC (the “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence 90 Hudson StreetJersey City, NJ 07302.
	(c)	Principal Business Investment Adviser
	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.The managing member of the Reporting Person is Daria L. Foster. For purposes of items (a) through (f) of this Item 2 with respect to Ms. Foster, the Reporting Person confirms as follows: Ms. Foster’s business address is that of the Reporting Person. During the last five years, Ms. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Ms. Foster was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration:

The aggregate purchase price of the 1,933,675 shares of Common Stock of the Issuer beneficially owned by the Reporting Person was $9,883,965. The shares were acquired with available funds of the applicable customer funds and investment accounts for which the Reporting Person acts as investment adviser.

Item 4.	Purpose of Transaction

All of the shares of Common Stock of the Issuer were acquired for investment purposes by funds and accounts for which the Reporting Person acts as investment adviser. Except as described in Item 6 hereof, the Reporting Person has no plans or proposals which relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.
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Item 5.	Interest in Securities of the Issuer

	(a)	Aggregate Number and Percentage: 1,933,675 and 12.1%
	(b)	Sole Voting Power: 1,629,061 Sole Dispositive Power: 1,933,675
	(c)	None
	(d)	None
	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 14, 2013, the Reporting Person entered into a voting agreement with Bellisio Foods, Inc. (“Parent”), a Minnesota corporation. On May 15, 2013, Parent announced that it has entered into a definitive agreement (the “Merger Agreement”) to acquire Issuer. Completion of the transaction (the “Merger”) is subject to certain conditions, including the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of common stock of the Issuer.

Pursuant to the voting agreement, the Reporting Person has agreed to vote all shares of the Issuer’s common stock for which it possesses voting power (1) in favor of the Merger and the approval of the Merger Agreement and the transactions contemplated thereby, (2) in favor of any other matter reasonably related to the consummation of the Merger, and (3) against any alternative acquisition proposals from third parties.

The voting agreement restricts the right of the Reporting Person to dispose of shares of the Issuer’s common stock pending the consummation of the Merger, except that the Reporting Person may dispose of such shares if such disposition will not result in the Reporting Person holding shares with respect to which it has voting power that represent less than 8% of the issued and outstanding shares of common stock of the Issuer publicly reported by the Company, in its quarterly report on Form 10-Q, as outstanding as of February 13, 2013. Subject to market conditions, the Reporting Person currently intends to sell in market transactions approximately 2% of the shares outstanding, as permitted by the voting agreement. In addition, the Reporting Person may transfer shares of Issuer’s common stock (1) to the extent required to comply with investment management client instructions; (2) substantially pro rata in connection with withdrawals of investment management client assets under management; (3) pursuant to a stock loan made by or on behalf of the Reporting Person’s investment management clients in the ordinary course of business; or (4) to one or more partners or members of the Reporting Person or to an affiliate under common control with the Reporting Person, as applicable, provided, in the case of this item (4), the transferee agrees to be bound by the terms of the voting agreement as though the transferee were the Reporting Person.

The Issuer is not a party to the voting agreement, but is entitled to enforce the respective obligations of the Reporting Person thereunder as a third party beneficiary. The voting agreement may be amended by the parties thereto without the consent or approval of the Issuer.

The voting agreement terminates upon the occurrence of the earliest of the following events: (1) the Merger Agreement is terminated, (2) the Merger is consummated in accordance with the terms of the Merger Agreement, (3) the Issuer’s board of directors changes its recommendation to the Issuer’s stockholders with respect to the Merger, (4) November 14, 2013, or (5) the Merger Agreement is amended to (i) change the form or reduce the amount of consideration payable in connection with the Merger, (ii) add conditions or materially amend the existing conditions with respect to the obligation of Parent to consummate the Merger, or (iii) increase the amount that would be payable as a breakup fee or expense reimbursement in connection with a termination of the Merger Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Voting Agreement, dated as of May 14, 2013, by and between Bellisio Foods, Inc. and Lord, Abbett & Co. LLC.
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2013
Date
/s/ Lawrence H. Kaplan
Signature
Lawrence H. Kaplan/Member
Name/Title
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